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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING
                                  (Check One):

[] Form 10-K and Form 10-KSB [] Form 20-F [] Form 11-K [X] Form 10-Q and Form 10-QSB [] Form N-SAR

For Period Ended: March 27, 1999

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Part I - Registrant Information

Full Name of Registrant:
          Favorite Brands International, Inc. and the Guarantors identified in Footnote (1) below

Former Name if Applicable:
          NA

Address of Principal Executive Office (Street and Number):
          2121 Waukegan Road

City, State and Zip Code:
          Bannockburn, Illinois 60015

(1) The following domestic direct subsidiaries of Favorite Brands International, Inc. are Guarantors of the Company's Senior Notes and are Co-Registrants, each of which is incorporated in the jurisdiction and has the I.R.S. Employer Identification Number indicated: Trolli Inc., a Delaware corporation (52-1716800) and Sather Trucking Corp., a Delaware corporation (41-1849044).

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.
(Attach Extra Sheets if Needed)

On March 30, 1999 (the "Petition Date"), Favorite Brands International Inc. (the "Company"), its parent Favorite Brands International Holding Corp., and two subsidiaries of the Company, Trolli Inc. and Sather Trucking Corporation filed in the United States Bankruptcy Court (the "Court") for the District of Delaware voluntary petitions for reorganization under Chapter 11 of Title 11 of United States Code. The cases are being jointly administered under case number 99-726
(PJW).

On April 26, 1999, the Company filed a No-Action letter with the Office of the Chief Counsel of the Securities and Exchange Commission (the "Commission"). The letter respectfully requests the Staff to confirm that it will not recommend that the Commission take any enforcement action against the Company if the Company implements modified reporting in lieu of the periodic reports required under the Securities Exchange Act of 1937 (the "Exchange Act"), as amended.

The Company proposes to file with the Commission under cover of a Form 8-K copies of monthly operating reports filed with the United States Trustee's office and the Court in lieu of the Company's required Form 10-Q and Form 10-K filings under the Exchange Act until confirmation of a plan of reorganization.

Such relief is being sought because the Company has limited financial and human resources to comply with existing reporting requirements. Since the Petition Date, the Company has been principally engaged in dealing with bankruptcy related matters and formulating a substantially modified business strategy in an effort to emerge from bankruptcy. As a result, the Company is unable to allocate the personnel necessary to prepare and properly review the periodic reports required by the Exchange Act without prejudicing the Company's ability to successfully reorganize.

As of May 11, 1999, the filing date for the Company's report on Form 10-Q for the quarter ended March 27, 1999, the Company has not received the Commission's response regarding the No-Action letter filed. Accordingly, the Company is filing on May 11, 1999 certain financial information on Form 8-K for the third quarter of fiscal year 1999.


Part IV - Other Information


(1) Name and telephone number of person to contact in regard to this notification

  Steven F. Kaplan     (847) 405-5800
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  (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
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[X] Yes [] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


[] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Favorite Brands International, Inc., and the Guarantors identified in Footnote
(1) on the previous page
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/11/99     By: /s/ Steven F. Kaplan
      ---------       --------------------
                          President, Chief Operating Officer and Chief Financial Officer